GLACIER BANCORP, INC.

June 9, 2016

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Era Anagnosti

Re:	Glacier Bancorp, Inc.

Registration Statement on Form S-4; File No. 333–211678
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, I hereby request on behalf of Glacier Bancorp, Inc. (the “Company”) that its Registration Statement on Form S-4 filed on May 27, 2016 (File No. 333-211678) as amended on June 9, 2016 (the “Registration Statement”) be made effective at 5:00 p.m. Eastern Daylight Time on June 10, 2016, or as soon as possible thereafter.

On behalf of the Company, I acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities as specified in the Registration Statement.

United States Securities and Exchange Commission

We would appreciate it if you would notify us by telephone of the effective date of the Registration Statement and would also confirm such advice in writing.

If you should have any questions about the foregoing request, please do not hesitate to contact our counsel, Mr. Stephen M. Klein of Miller Nash Graham & Dunn LLP at (206) 777-7506, or the undersigned at (406) 751-4701. Thank you for your cooperation in this matter.

Very truly yours,

By:	/s/ Michael J. Blodnick
Michael J. Blodnick President and Chief Executive Officer

cc: Stephen M. Klein, Miller Nash Graham & Dunn LLP